RMS



17018334

SEC
Mail Processing
Section

NOV 23 2017

Washington DC
406

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69159 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Rye Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 Brook Lane
(No. and Street)

| Rye Brook | NY | 10573 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

| 3605 Sandy Plains Rd | Marietta | GA | 30066 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED
2017 NOV 27 PM 12: 11
SEC / TM

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, John Callaghan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Rye Securities, LLC, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RICARDO LAWRENCE
Notary Public
Connecticut
My Commission Expires Mar 31, 2022


Notary Public

John P Callaghan
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
September 30, 2017
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

# NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

## Table of Contents

Report of Independent Registered Public Accountant.............................................. 1

Financial Statements

Statement of Financial Condition.............................................................. 2

Statement of Operations........................................................................... 3

Statement of Changes in Members' Equity .................................................. 4

Statement of Cash Flows........................................................................... 5

Notes to Financial Statements..................................................................... 6

Supplementary Schedule I - Computation of Net Capital........................................... 9

Supplementary Schedule II & III.................................................................. 10

Independent Accountant's Report on Exemption .................................................. 11

Exemption Report.......................................................................................... 12

# JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of New Rye Securities, LLC

We have audited the accompanying statement of financial condition of New Rye Securities, LLC (the Company) as of September 30, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Rye Securities, LLC as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Jerome Davies, CPA, P.C.
Marietta, Georgia
November 13, 2017

# NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

**STATEMENT OF FINANCIAL CONDITION**

September 30, 2017

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash | $ | 27,311 |
| Prepaid expenses | | 4,258 |
| Total current assets | | 31,569 |
| TOTAL | $ | 31,569 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued expenses | $ | 4,075 |
| Due to related party | | 10,033 |
| TOTAL | | 14,108 |
| **MEMBERS' EQUITY** | | 17,461 |
| TOTAL | $ | 31,569 |

The accompanying notes are an integral part of these financial statements

# NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2017**

| | |
|---|---|
| **REVENUE** | $ - |
| **OPERATING EXPENSES:** | |
| Legal and professional fees | 40,213 |
| Consulting | 24,400 |
| Occupancy and equipment | 21,026 |
| Technology and Communications | 10,767 |
| Regulatory fees | 10,085 |
| Travel | 5,666 |
| Other operating expenses | 14,754 |
| Total expenses | 126,911 |
| **NET LOSS** | $ (126,911) |

The accompanying notes are an integral part of these financial statements

# NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

## STATEMENT OF CHANGES IN MEMBERS' EQUITY
## FOR THE YEAR ENDED SEPTEMBER 30, 2017

| | | |
|---|---|---|
| **MEMBERS' EQUITY, OCTOBER 1, 2016** | $ | 293,200 |
| Adjustment to correct members' equity as of September 30, 2016 | | 1,516 |
| Net Loss | | (126,911) |
| Member Withdrawals | | (262,000) |
| Member Contributions | | 111,656 |
| **MEMBERS' EQUITY, SEPTEMBER 30, 2017** | $ | 17,461 |

The accompanying notes are an integral part of these financial statements

# NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2017**

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Net loss | $ (126,911) |
| Adjustment to correct members equity as of September 30, 2016 | 1,516 |
| Adjustments to reconcile net loss to net cash provided by operating activities | |
| Decrease in related party receivable | 182,000 |
| Decrease in prepaid expenses | 2,458 |
| Decrease in accounts payable | (20,337) |
| Increase in due to related parties | 7,877 |
| Net cash provided by operating activities | 46,603 |
| **FINANCING ACTIVITIES:** | |
| Member Withdrawals | (262,000) |
| Member Contributions | 111,656 |
| Net cash used by financing activities | (150,344) |
| **NET DECREASE IN CASH** | (103,741) |
| **CASH AT BEGINNING OF YEAR** | 131,052 |
| **CASH AT END OF YEAR** | $ 27,311 |

The accompanying notes are an integral part of these financial statements

# NEW RYE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2017

## 1. ORGANIZATION AND NATURE OF BUSINESS

New Rye Securities, LLC (the "Company") was organized on July 17, 2012 as a Delaware limited liability company for the purpose of conducting business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides private placement and merger and acquisition advisory services from its office in Rye Brook, NY. As a limited liability company the member's liability is limited to their investment. On March 22, 2013, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and, as such, is registered with the Securities and Exchange Commission (the "SEC"). On January 30, 2017, the Member completed the purchase of a former member's interest in the Company to become the Company's sole member.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles, which is required by the SEC and FINRA.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash

The Company maintains a cash balance in one bank account which at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

### Revenue Recognition

The Company recognizes private placement fees (generally upon completion of the placement) and retainers (in accordance with the terms of the agreement with the customer) when such revenues are earned and management has determined such amounts to be collectible.

### 3. INCOME TAXES

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's policy is to recognize accrued interest and penalties in general and administration expense. The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefits. Tax returns since inception are subject to examination.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of income.

### 4. RELATED PARTY TRANSACTIONS

As of September 30, 2017, the Company had $10,033 payable to the member for reimbursement of expenses. Effective July, 2017, the Company entered into agreement with the Member, whereby the Company incurs $500 per month payable to the Member for occupancy.

During the year ended September 30, 2017 the Member forgave $1,500 due from the Company for occupancy and $2,156 due for expense reimbursements. Amounts forgiven by the Member were recognized as Member contributions.

### 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2017, the Company had net capital of $13,203 which was $8,203 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.07 to 1.

### 6. NET OPERATING LOSS

As shown in the accompanying financial statements, the Company has incurred operating losses and had no revenue for the year ending September 30, 2017. The Company anticipates

it will receive certain revenues imminently. Management has reduced its ongoing costs substantially during the fiscal year. Before accounting for any additional revenue, the Company anticipates that future net losses will be significantly lower than in fiscal year 2017. In the event that operating losses persist or recur, the Member has the resources and intends to continue funding operations via capital contributions as needed to ensure continued operations and compliance with regulatory capital requirements at least through September 30, 2018.

## 7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued, and has determined that there are no subsequent event matters that require recognition or disclosure in the financial statements.

# NEW RYE SECURITIES, LLC

SEPTEMBER 30, 2017

## SCHEDULE II

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

## SCHEDULE III

### INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

# NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2017**

| | SCHEDULE I |
|---|---|
| **TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL** | $ 17,461 |
| | |
| **DEDUCTIONS AND/OR CHARGES:** | |
| Non-allowable assets: | |
| Prepaid expenses | (4,258) |
| **NET CAPITAL** | $ 13,203 |
| | |
| **AGGREGATE INDEBTEDNESS -** | |
| Accounts payable | 4,075 |
| Due to related party | 10,033 |
| Total aggregate indebtedness | $ 14,108 |
| | |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -** | |
| Minimum net capital required | $ 5,000 |
| | |
| Excess net capital | 8,203 |
| | |
| Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement | 7,203 |
| | |
| Percentage of aggregate indebtedness to net capital | 106.85% |

**There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of September 30, 2017**

The accompanying notes are an integral part of these financial statements

# NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

**September 30, 2017**

**SCHEDULE II**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securitites to, customers.

**SCHEDULE III**

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of New Rye Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) New Rye Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which New Rye Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) New Rye Securities, LLC stated that New Rye Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. New Rye Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about New Rye Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Jerome Davies, CPA, P.C.
Marietta, Georgia
November 13, 2017

NEW RYE SECURITIES, LLC

# New Rye Securities, LLC

November 10, 2017

New Rye Securities, LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. This Exemption Report was prepared as required by 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended September 30, 2017 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

**New Rye Securities, LLC**



John P. Callaghan
President

16 Brook Lane, Rye Brook, NY 10573 Phone: 888-908-9496 x102 Fax: 203-286-4755
E-Mail: john@newryesecurities.com Web: www.NewRye.com